FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of February 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG and TAQA strengthen their Cooperation

across the Middle-East

Paris, France – February 20th, 2014

CGG and Industrialization & Energy Services Company (TAQA) announced today that they have signed a Framework Agreement which strengthens and extends their historical and long-term partnership in the Middle-East. The new agreement provides a simplified, more focused structure to better address the growing industry demand for high-end seismic solutions throughout the region.

CGG and TAQA are currently shareholders of two Joint Ventures in the Middle East: ARGAS, a Saudi company established in 1966, covering geophysical activities in the Kingdom of Saudi Arabia (KSA), of which TAQA owns 51% and CGG owns 49%; ARDISEIS, a company established in 2006 in Dubai, covering land & shallow water data acquisition activities in the rest of the Middle-East, of which CGG owns 51% and TAQA 49%. Through the Framework Agreement, ARGAS will become the sole shareholder of ARDISEIS, with ARGAS and ARDISEIS pooling all their resources to create a more efficient and powerful combined ARGAS Group. The new ARGAS group will have a stronger capital base, will cover a larger business scope, and will be 51% owned by TAQA and 49% owned by CGG.

Under the terms of the Framework Agreement, CGG and TAQA also extend their partnership to Seabed Geosolutions (SBGS), the Joint Venture addressing the seabed data acquisition market, which is owned 60% by FUGRO and 40% by CGG. In the same way as CGG will support the new ARGAS Group on all technological, industrial and commercial matters relating to land data acquisition, SBGS will provide similar support on all such matters relating to seabed data acquisition.

In addition, the Framework Agreement formalizes a strategic supplier agreement between SERCEL, CGG’s seismic equipment division, and the new ARGAS Group, aimed at mutually reinforcing the competitiveness of SERCEL and ARGAS and their respective positions in Middle-East markets, which are set to see major growth notably driven by the mega-crews trend.

Jean-Georges Malcor, CEO, CGG said: “The Middle-East will be at the heart of a technology revolution with ultra-high-channel-count crews and broadband technologies delivering previously unseen image definition to help our clients delineate and better utilize reservoirs in an optimum and sustainable manner. CGG and SERCEL technologies, from Equipment to Data Acquisition and Subsurface Imaging, are at the forefront of this revolution and we envision the new ARGAS Group, backed by its two shareholders, to play a leading role in this new paradigm.”

Yusof Rafie, Chairman, TAQA, said: “As part of TAQA’s strategy to build and enrich the local content in the Oil and Gas services, this move is a demonstration of our commitment to localize technologies, promote the local content and talent to serve the main sector of our Kingdom economy”.

Mahmoud Abdulbaqi, Chairman, ARGAS, said: “The combination of ARGAS and ARDISEIS will provide the new ARGAS Group with a leadership position on the high-end land and seabed data acquisition markets across the Middle-East. With its strong and experienced team, ARGAS will be able to fully benefit from the operational expertise of CGG and Seabed Geosolutions, as well as TAQA’s financial support and SERCEL’s latest technological innovations, to offer our customers in the region the best geophysical solutions.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About TAQA

Industrialization & Energy Services Company (TAQA) is a Saudi Joint Stock Company and has been endorsed by the Ministry of Petroleum & Mineral Resources since its inception. While serving as a platform to attract equity partners and to form strategic alliances, TAQA plays the role of a project developer. Its broad charter allows the company to participate in a spectrum of activities including oil and gas exploration and drilling, conducting geophysical surveys and establishing a wide range of industries and services in support of oil and gas, metals, petrochemicals, mining, electricity and water sectors, either directly or by forming specialized subsidiaries.

Contacts

Group Communications

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 20th, 2014	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP